Filed Pursuant to Rule 433 of the Securities Act

Registration No. 333-279982

June 6, 2024

Final Pricing Terms

Energy Transfer LP

$400,000,000 7.125% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054

Security:	7.125% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054 (the “Subordinated Notes”)

Issuer:	Energy Transfer LP

Principal Amount:	$400,000,000

Expected Ratings (Moody’s / S&P / Fitch)*:	Ba1 / BB+ / BB+

Form:	SEC Registered

Pricing Date:	June 6, 2024

Settlement Date (T+10):	June 21, 2024. We expect that delivery of the notes will be made against payment therefor on or about June 21, 2024, which will be the tenth business day following the date hereof. This settlement cycle is referred to as “T+10.” Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the date that is one business day preceding the settlement date, will be required, by virtue of the fact that the notes initially will settle T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the date that is one business day preceding the settlement date should consult their own advisors.

Net Proceeds (before offering expenses):	$396,000,000

Delivery:	DTC only – not deliverable through Euroclear and Clearstream

Public Offering Price:	100.000% of the Principal Amount

Maturity Date:	October 1, 2054 (unless redeemed by us as described below under “Optional Redemption”)

Ranking:	The Subordinated Notes will be our unsecured obligations and will rank junior and subordinate in right of payment to the prior payment in full of all existing and future Senior Indebtedness (as defined in the Preliminary Prospectus Supplement dated June 6, 2024 relating to the Subordinated Notes (the “Preliminary Prospectus”)), to the extent and in the manner set forth under “Description of the Notes—Subordination” in the Preliminary Prospectus. The Subordinated Notes will rank equally in right of payment with our 2006 Series A Junior Subordinated Notes due 2066, our 8.00% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054 and with any future unsecured indebtedness that we may incur from time to time if the terms of such indebtedness provide that it ranks equally with the Subordinated Notes in right of payment. As of March 31, 2024, after giving effect to this offering, the concurrent offering (as defined below), the Recent Redemption and Issuance Transactions (as defined in the Preliminary Prospectus) and the application of the net proceeds as set forth under “Use of Proceeds” in the Preliminary Prospectus, we would have had total senior debt of $52.5 billion, total junior subordinated debt of $1.8 billion, including the notes offered hereby, and we would have been able to incur an additional $5.0 billion of debt under our revolving credit facility.

Coupon:	From and including the Settlement Date to, but excluding, October 1, 2029 (the “First Reset Date”), 7.125% per annum. From and including the First Reset Date, during each Reset Period (as defined in the Preliminary Prospectus), a per annum rate equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus), plus a spread equal to 2.829%, to be reset on each Reset Date.

Interest Payment Dates:	April 1 and October 1, beginning October 1, 2024 (subject to our right to defer interest payments as described under “Optional Interest Deferral” below)

Interest Record Dates:	March 15 and September 15

Optional Interest Deferral:	So long as no event of default (as defined in the Preliminary Prospectus) with respect to the Subordinated Notes has occurred and is continuing, we may, at our option, defer interest payments on the Subordinated Notes, from time to time, for one or more Optional Deferral Periods (as defined in the Preliminary Prospectus) of up to 20 consecutive semi-annual Interest Payment Periods (as defined in the Preliminary Prospectus) each, except that no such Optional Deferral Period may extend beyond the final maturity date of the Subordinated Notes or end on a day other than the day immediately preceding an Interest Payment Date. No interest will be due or payable on the Subordinated Notes during any such Optional Deferral Period, subject to certain exceptions described in the Preliminary Prospectus. We may elect, at our option, to extend the length of any Optional Deferral Period that is shorter than 20 consecutive semi-annual Interest Payment Periods (so long as the entire Optional Deferral Period does not exceed 20 consecutive semi-annual Interest Payment Periods or extend beyond the final maturity date of the Subordinated Notes) and to shorten the length of any Optional Deferral Period. We cannot begin a new Optional Deferral Period until we have paid all accrued and unpaid interest on the Subordinated Notes from any previous Optional Deferral Period. During any Optional Deferral Period, interest on the Subordinated Notes will continue to accrue at the then-applicable interest rate on the Subordinated Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Subordinated Notes). In addition, during any Optional Deferral Period, interest on the deferred interest will accrue at the then-applicable interest rate on the Subordinated Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Subordinated Notes), compounded semi-annually, to the extent permitted by applicable law.

Certain Restrictions During Optional Redemption:

During an Optional Deferral Period, we (and our subsidiaries, as applicable) may not do any of the following (subject to certain exceptions described in the Preliminary Prospectus):

•  declare or pay any dividends or distributions on any of our Capital Stock (as defined in the Preliminary Prospectus);

•  redeem, purchase, acquire or make a liquidation payment with respect to any of our Capital Stock;

•  pay any principal, interest or premium on, or repay, repurchase or redeem, any of our indebtedness that ranks equally with or junior to the Subordinated Notes in right of payment; or

•  make any payments with respect to any guarantees by us of any indebtedness if such guarantees rank equally with or junior to the Subordinated Notes in right of payment.

Optional Redemption:

We may, at our option, redeem the Subordinated Notes:

•  in whole or from time to time in part, (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on (and including) the First Reset Date and (ii) after the First Reset Date, on any applicable interest payment date at a redemption price in cash equal to 100% of the principal amount of Subordinated Notes to be redeemed, plus accrued and unpaid interest on the Subordinated Notes to, but excluding, such redemption date (subject to certain terms described in the Preliminary Prospectus); or

•  in whole but not in part, at any time within 120 days after a Tax Event (as defined in the Preliminary Prospectus), at a redemption price in cash equal to 100% of the principal amount of Subordinated Notes to be redeemed, plus accrued and unpaid interest on the Subordinated Notes to, but excluding, such redemption date (subject to certain terms described in the Preliminary Prospectus); or

•  in whole but not in part, at any time within 120 days after a Rating Agency Event (as defined in the Preliminary Prospectus), at a redemption price in cash equal to 102% of the principal amount of Subordinated Notes to be redeemed, plus accrued and unpaid interest on the Subordinated Notes to, but excluding, such redemption date (subject to certain terms described in the Preliminary Prospectus).

Reset Date:	The First Reset Date and October 1 of every fifth year after 2029.

Concurrent Offering:	Concurrently with this offering of the Subordinated Notes, under a separate prospectus supplement, we are offering $1.0 billion aggregate principal amount of our senior notes due 2029 (the “2029 notes”), $1.25 billion aggregate principal amount of our senior notes due 2034 (the “2034 notes”) and $1.25 billion aggregate principal amount of our senior notes due 2054 (the “2054 notes” and, together with the 2029 notes and the 2034 notes the “senior notes”) (the “concurrent offering”). The closing of this offering is not conditioned on the closing of the concurrent offering, and the closing of the concurrent offering is not conditioned on the closing of this offering, and we may sell the Subordinated Notes or the senior notes, or both.

CUSIP / ISIN:	29273V BC3 / US29273VBC37

Joint Book-Running Managers:

Barclays Capital Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

BBVA Securities Inc.

BMO Capital Markets Corp.

BofA Securities, Inc.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Fifth Third Securities, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Natixis Securities Americas LLC

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

SG Americas Securities, LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Additional Information

The Issuer has filed a registration statement (including a base prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Preliminary Prospectus Supplement, the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, you may obtain a copy of the Preliminary Prospectus Supplement and related base prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, J.P. Morgan Securities LLC toll free at 1-212-834-4533, MUFG Securities Americas Inc. toll free at 1-877- 649-6848, TD Securities (USA) LLC toll free at 1-855-495-9846 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

This pricing term sheet supplements the Preliminary Prospectus Supplement filed by Energy Transfer LP on June 6, 2024 relating to the base prospectus dated June 5, 2024.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.